Exhibit 99.1

Bilibili and Tencent Announce Equity Investment

SHANGHAI, China, October 3, 2018 (GLOBE NEWSWIRE)  — Bilibili Inc. (“Bilibili” or the “Company”) (Nasdaq: BILI) and Tencent Holdings Limited (“Tencent”) (00700.HK), today announced that Tencent, a leading provider of internet value-added services in China, has entered into a definitive agreement with Bilibili, a leading online entertainment platform for young generations in China, such that Tencent will invest an aggregate amount of approximately US$317.6 million in cash in Bilibili at the closing of the transaction.

Pursuant to the share purchase agreement, Tencent will subscribe for 25,063,451 newly issued Class Z ordinary shares of Bilibili for an aggregate consideration of approximately US$317.6 million. The purchase price will be US$12.67 per Class Z ordinary share, which is equivalent to US$12.67 per American Depositary Share (“ADS”) of Bilibili, each of which represents one Class Z ordinary share. The transaction is expected to close in the near future, subject to customary closing conditions.  Upon the closing, Tencent will beneficially own, taking into account any existing holding, approximately 12.3% of Bilibili’s total issued shares immediately after the completion of the Company’s initial public offering and after giving effect to the number of shares issued in this transaction.

About Bilibili Inc.

Bilibili represents the iconic brand of online entertainment with a mission to enrich the everyday life of young generations in China. Bilibili is a full-spectrum online entertainment world covering a wide array of genres and media formats, including videos, live broadcasting and mobile games. Bilibili provides an immersive entertainment experience and high-quality content that caters to the evolving and diversified interests of its users and communities, and has built its platform based on the strong emotional connections of Bilibili’s users to its content and communities.

For more information, please visit: http://ir.bilibili.com.

About Tencent Holdings Limited

Tencent uses technology to enrich the lives of Internet users. Our social products Weixin and QQ link our users to a rich digital content catalogue including games, video, music and books. Our proprietary targeting technology helps advertisers reach out to hundreds of millions of consumers in China. Our infrastructure services including payment, security, cloud and artificial intelligence create differentiated offerings and support our partners’ business growth. Tencent invests heavily in people and innovation, enabling us to evolve with the Internet. Tencent was founded in Shenzhen, China, in 1998. Shares of Tencent (00700.hk) are traded on the Main Board of the Stock Exchange of Hong Kong.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, statements regarding the expected closing of the transaction in this announcement are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to, those included in Bilibili’s filings with the SEC and in Tencent’s filings with the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and neither of Bilibili or Tencent undertakes any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

For Bilibili in China:

Bilibili Inc.
Juliet Yang
Tel: +86-21-2509 9255 Ext. 8523
E-mail: ir@bilibili.com

The Piacente Group, Inc.
Ross Warner
Tel: +86-10-5730-6200
E-mail: bilibili@tpg-ir.com

For Bilibili in the United States:

The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: bilibili@tpg-ir.com

For Tencent Holdings Limited
Investor Relations
Pui Hang Cheung
Tel: 852-31485100 ext 68919
Email: ir@tencent.com